Exhibit 99.1

NOVA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Ltd. (the “Company”) will be held on Thursday, June 20, 2024, at 5:00 p.m. Israel time (1000: a.m. Eastern time), at the Company’s offices, located at 5 David Fikes St., Rehovot 7632805, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company;

3.	Approval of an amendment to the Company’s Articles of Association; and

4.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2023.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, VP General Counsel, at 5 David Fikes St., Rehovot 7532805, Israel, no later than May 16, 2024. To the extent that there are any additional agenda items that our board of directors (the “Board”) determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than May 23, 2024, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Ms. Leeat Peleg, VP General Counsel, at c/o Nova Ltd., 5 David Fikes St., Rehovot 7532805, Israel, telephone: +972-73-229-5600, or by email (leeat-p@novami.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than Mr. Gabriel Waisman and his relatives) none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Only shareholders of record at the close of business on May 15, 2024 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of May 8, 2024, the Company had 29,046,344 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposal No. 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than four hours before the time of the Meeting (i.e., 100: p.m. (Israel time) on June 20, 2024). A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Proposal No. 2.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.
ii

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to June 27, 2024, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the 5 David Fikes St., Rehovot 7532805, Israel, during normal business hours and by prior coordination with Ms. Leeat Peleg, VP General Counsel (Tel: +972-73-229-5600).

By the Order of the Board of Directors, /s/ Eitan Oppenhaim Eitan Oppenhaim Executive Chairperson of the Board of Directors of the Company Dated: May 9, 2024

iii

NOVA LTD.

5 David Fikes St., Rehovot
Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON JUNE 20, 2024

This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the 5 David Fikes St., Rehovot 7632805, Israel on June 20, 2024, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company;

3.	Approval of an amendment to the Company’s Articles of Association; and

4.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 15, 2024 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 8, 2024, the Company had 29,046,344 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposal.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”, other than Proposal No. 2.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association (the “Articles”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, VP General Counsel, at 5 David Fikes St., Rehovot 7632805, Israel, no later than Thursday, May 16, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, May 23, 2024, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 20, 2024. This proxy statement and the accompanying proxy card are also available to the public through the following websites: http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to June 27, 2024, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, a “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Ms. Leeat Peleg, VP General Counsel, at c/o Nova Ltd., 5 David Fikes St., Rehovot 7532805, Israel, telephone: +972-73-229-5600, or by email (leeat-p@novami.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than Mr. Gabriel Waisman and his relatives) none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

BOARD DIVERSITY MATRIX

The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement.

Country of Principle Executive Offices:		Israel

Foreign Private Issuer		Yes

Disclosure Prohibited under Home Country Law		No

Total Number of Directors		Six

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	4	--	--
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	--
LGBTQ+	--
Did Not Disclose Demographic Background	--

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2023, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and Benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
USD$
Eitan Oppenhaim(5) Executive Chairperson	730,374	892,725	2,559,786	4,182,885
Gabriel Waisman(6) President, Chief Executive Officer	468,754	421,287	1,270,146	2,160,187
Dror David Chief Financial Officer	409,542	227,786	741,434	1,378,761
Shay Wolfling Chief Technology Officer	370,509	183,764	442,925	997,198
Gabriel Sharon Chief Operations Officer	344,394	144,027	399,337	887,759

(1)	All Covered Executives are employed on a full time (100%) basis.
(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies. USD amounts of payments made in NIS are calculated based on the average NIS\USD exchange rate during 2023.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2023, including the annual cash bonus for 2023, which have been provided for in the Company’s financial statements for the year ended December 31, 2023, but paid during 2024. Such amounts exclude bonuses paid during 2023 which were provided for in the Company’s financial statements for previous years. USD amounts of payments made in NIS are calculated based on the average NIS\USD exchange rate during 2023.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2023, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2023, as filed with the Commission on February 20, 2024 (the “Annual Report”).

(5)
On February 21, 2023, Mr. Eitan Oppenhaim, who served as the Company’s Chief Executive Officer and President since 2013, was appointed as Executive Chairperson of the Board, succeeding Dr. Michael Brunstein. The change became effective on March 31, 2023. The reported amounts include cost recoded in 2023 with respect to both positions (Company’s Chief Executive Officer and President and Executive Chairperson of the Board) as well as the retirement cost of Mr. Eitan Oppenhaim, from his position as the Company’s Chief Executive Officer and President.

(6)
On February 21, 2023, Mr. Gabriel Waisman, who served as the Company’s Chief Business Officer since 2016, was appointed as Nova’s Chief Executive Officer and President. The change became effective on March 31, 2023. The reported amounts include cost recoded in 2023 with respect to both positions as the Company’s Chief Business Officer and as the Company’s Chief Executive Officer and President.

The annual target bonus of, Mr. Waisman, the Company’s President and Chief Executive Officer for the year ended December 31, 2023 was divided into the following discrete components that were weighted as follows (the “2023 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	30%
Company revenue	25%
Organic growth engines	10%
Strategy and M&A	10%
ancosys PMI (Post Merger Integration)	15%
An evaluation of the overall performance in the fiscal year by the compensation committee and the Board based on predetermined milestones	10%

Each component was measured against a target that was determined by the compensation committee and the Board in February 2023. In addition, the 2023 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds had been met in 2023. As required by the Company’s compensation policy, the total annual cash bonuses awarded to all our executive officers in 2023 did not exceed 10% of our non-GAAP operating profit in 2023 as detailed in the Form 6-K furnished by the Company to the Commission on February 15, 2024.

The annual target bonus of Mr. Waisman, the Company’s President and Chief Executive Officer for the year ending on December 31, 2024, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2024 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	30%
Company revenue	25%
Organic growth engines	10%
Strategy and M&A	10%
Organization and infrastructure	15%
An evaluation of the overall performance in the fiscal year by the compensation committee and the Board based on predetermined milestones	10%

The 2024 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue and profitability. Further, in accordance with our compensation policy, the total annual cash bonuses awarded to all our executive officers in 2022 cannot exceed 10% of our non-GAAP operating profit for 2024.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. EITAN OPPENHAIM, MR. AVI COHEN, MR.
RAANAN COHEN, MS. ZEHAVA SIMON, MS. SARIT SAGIV AND MR. YANIV GARTY, AS A DIRECTOR
OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty as a director of the Company to hold office until the close of the next annual general meeting. Our Board has determined that each of the director nominees, other than Mr. Eitan Oppenhaim, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently six directors serving on the Board, all of whom are standing for re-election or election under this Proposal No. 1. All five directors standing for re-election attended 100% of the meetings of the Board and its committees on which they served held since the previous annual general meeting.

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our annual report for the fiscal year ended December 31, 2023, filed on Form 20-F with the Commission on February 20, 2024 (the “Annual Report”).

Set out below are details on the directors standing for re-election or election:

Mr. Eitan Oppenhaim was named executive chairman of our Board on March 31, 2023, after serving as member of our Board from October 2019. Mr. Oppenhaim served as the President and Chief Executive Officer of the Company from July 31, 2013 until March 31, 2023, and has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008 and during the period between December 2022 and March 2023 also served as the interim chairperson of our Board. Mr. Cohen also serves as Executive Chairman of ZOOZ Power Ltd. (public on TASE) and as a director of Cognyte Software (public on Nasdaq) as well as on the board of directors of Cortica Ltd., Sight Diagnostics and CGS Tower Networks Ltd. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 till the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies (public on TASE). From September 2006 to December 2008, Mr. Cohen served as chief operating officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president and member of the executive management committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen was appointed as a director of the Company by our Board in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., a private company and a director of Gezuntech therapeutics, a private company. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University of Jerusalem, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our Board in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance, as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE and as a member of the board of directors of Cognyte Software Ltd. (Nasdaq: CGNT). Ms. Sagiv had served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) between 2016 and 2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (Nasdaq and TASE: NICE), as well as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel-Aviv University, Israel and an M.A. in Law from Bar Ilan University, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, USA.

 Mr. Yaniv Garty was appointed to serve as a director of the Company by our Board as of April 2, 2023. From January 2017 to February 2023, Mr. Garty was a Vice President at Intel, a public company traded on the Nasdaq, and the General Manager of Intel Israel – Israel’s largest Hi-Tech employer and Intel’s largest operation outside the U.S. Before returning to Israel from the Bay Area, Mr. Garty held multiple positions within Intel since its acquisition of Envara Inc. in 2004. He initially served as Chief Operating Officer of Intel’s Broadband Wireless Division (WiMAX/4G and WLAN solutions), and from 2011 to 2018 as the General Manager of the Wireless Connectivity Solutions business unit, a worldwide organization responsible for delivering wireless connectivity technologies and products. Prior to Intel’s acquisition of Envara, Mr. Garty had multiple engineering, business, and managerial positions in different companies, including Serconet Networks, Optibase, and Orckit Communications. Prior to this, Mr. Garty served as a R&D Engineer with the Ministry of Defense of Israel. Mr. Garty additionally serves as the Chairman of the America-Israel Chamber of Commerce since January 2018, a voluntary organization of more than 230 Israeli and multinational companies. Mr. Garty holds a B.Sc. in electrical engineering and an MBA, both from Tel Aviv University, Israel.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF MR.
GABRIEL WAISMAN AS THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE COMPANY

At the Meeting, shareholders will be asked to approve the following amendments to the employment terms of Mr. Gabriel Waisman as our President and Chief Executive Officer, as approved by our shareholders, as follows:

(i)	An increase of the monthly base salary from NIS 110,000 to NIS 120,00 (approximately, $32,600), effective as of June 2024 salary;

(ii)	A grant of 5,930 restricted share units and 5,930 performance share units granted as of July 1, 2024, in accordance with the following terms:

a.
The restricted share units will vest over a period of four (4) years, in four equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

b.
The performance share units will vest over a period of four (4) years, in four equal annual installments, provided that with respect to 50% of the units, the Company meets or exceeds the revenue budget as set forth in the Company's budget as approved by the Board for the fiscal year preceding the date of vesting, and with respect to the other 50% of the units, the Company meets or exceeds the non-GAAP operating profit budget as set forth in the Company's budget as approved by the Board for the fiscal year preceding the date of vesting, in each case unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

c.
In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%); and

d.
In the event that prior to the completion of the vesting of equity awards granted to Mr. Waisman an acquisition of the Company or asset transfer of all or substantially all the assets of the Company (collectively, an "M&A Event") will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Waisman unvested equity awards will become fully vested and exercisable.

The proposed terms of employment for Mr. Waisman were approved by the compensation committee and the Board. The terms reflect Mr. Waisman’s experience, a comprehensive compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company.

Our compensation committee and Board reviewed a comprehensive analysis of 18 peer companies (prepared by an independent compensation advisor, Compvision). The peer group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage, was approved by our compensation committee and included, among others, Elbit systems, CyberArk Software, SolarEdge Technologies, Camtek Ltd. and Tower Semiconductor Ltd.,

Our compensation committee and Board approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The grants under this Proposal No. 2 (if approved), together with the total outstanding options, restricted share units and performance share units granted under our incentive plans as of the end of the first quarter of 2024, represent approximately 3% of our total issued and outstanding share capital on a fully diluted basis as of May 8, 2024 (which is lower than the 10% threshold set in the Company’s compensation policy).

The proposed employment terms of Mr. Waisman are in line with our current compensation policy as approved by our shareholders.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment to the terms of employment of Mr. Gabriel Waisman, as the President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated May 9, 2023.”

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

According to Section 29 the Articles, any shareholder of the Company that holds at least one percent (1%) of the voting rights of the Company may request, subject to the Companies Law, that the Board include a matter on the agenda of a general meeting of the shareholders of the Company. Section 29 of our Articles was drafted, and later approved by our shareholders, in order to align our governing documents with the requirements under the Companies Law and the regulations promulgated thereunder at that time.

On March 12, 2024, certain amendments to the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange) (the “Amended Relief Regulations”), entered into effect. Under the Amended Relief Regulations, a shareholder of an Israeli company entitled to avail itself of the Amended Relief Regulations must hold at least five percent (5%) of the voting rights of the Company in order to request the board of directors to include a matter relating to the appointment or removal of a director on the agenda of a general meeting of the shareholders of the Company.

In light of the recent effectiveness of the Amended Relief Regulations, we are proposing to amend Section 29 of our Articles to maintain it consistent with the Israeli governance rules. In its approval and recommendation of this amendment to our Articles, our Board agreed that any inconsistency between our Articles and the Amended Relief Regulations would produce unnecessary confusion with respect to which numerical threshold governs. Accordingly, our Board concluded it is in our best interest and that of our shareholders to amend Section 29 of the Articles, as follows (additions underline and deletions in strikethrough):

29.
In addition, subject to the Law, the Board may accept a request of a Shareholder holding not less than the required percentage under the Companies Law ~~1%~~ of the voting rights at the general meeting which entitles such Shareholder to require the Company to include a matter on the agenda of the general meeting, to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholder making the request; (b) a representation that the Shareholder is a holder of record of shares of the Company, holding not less than required percentage under the Law ~~1% of the voting rights at the general meeting~~ and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the Shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to Articles of Association of the Company, as described in the Proxy Statement, dated May 9, 2024.”

The Board recommends shareholders vote “FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST
FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2023 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 4

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, /s/ Eitan Oppenhaim Eitan Oppenhaim Executive Chairperson of the Board of Directors of the Company Dated: May 9, 2024